WILMERHALE

                                                  Leonard A. Pierce
                                                  +1 617 526 6440 (t)
                                                  +1 617 526 5000 (f)
                                                  leonard.pierce@wilmerhale.com


October 19, 2009


VIA EDGAR


U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re: Post-Effective Amendment No. 83 to the Registration Statement on Form N-1A for Burnham Investors Trust (the "Trust")
         (File Nos. 002-17226 and 811-00994)


Ladies and Gentlemen:

         Attached hereto for filing on behalf of the Trust pursuant to (1) the Securities Act of 1933, as amended (the "1933 Act"), and Rule 485(a)(1) thereunder; (2) the Investment Company Act of 1940, as amended (the "1940 Act"); and (3) Rule 101(a) of Regulation S-T, is post-effective amendment No. 83 (amendment No. 45 under the 1940 Act) to the Trust's registration statement on Form N-1A (the "Class I Amendment"). The Class I Amendment is intended to become effective 60 days after the date of filing on December 18, 2009, however, as we discussed with Mr. Jim O'Connor of the staff of the Securities and Exchange Commission, the Trust intends to orally request acceleration of the effective date of the Class I Amendment to December 1, 2009. In this respect and pursuant to Rule 461 under the 1933 Act, we have been informed that the Trust and Burnham Securities Inc., the Trust's principal underwriter, are both aware of their respective obligations under the 1933 Act.

         The Class I Amendment has been manually signed by the Trust, as required by Section 8(b) of the 1940 Act. Pursuant to Rule 302 under Regulation S-T, the Trust will retain the manually executed copy of the Class I Amendment. The electronic copy of the Class I Amendment contains conformed signatures.

         The Class I Amendment is being filed to establish the Class I shares (the "New Class") as a new class of the following existing series of the Trust:
Burnham Fund, Burnham Financial Services Fund and Burnham Financial Industries Fund (each, a "Fund"). The Class I Amendment includes the prospectus, statement of additional information, Part C and certain exhibits with respect to the New Class.

                          REQUEST FOR SELECTIVE REVIEW

         The terms of, and disclosure regarding, the shares of the New Class are substantially identical to the terms of, and disclosure regarding, the existing Classes A, B and C shares of the Funds as described in post-effective amendment No. 82 to the Trust's registration statement on Form N-1A ("Amendment 82"), as described below. Since sections of the Class I Amendment contain disclosure that is substantially identical to disclosure in Amendment 82, on behalf of the Trust, we hereby request on behalf of the Trust that the staff of the Commission apply the selective review process to the Class I Amendment in accordance with Release No. 33-6510 (IC-13768).

                                                                      WILMERHALE

U.S. Securities and Exchange Commission
October 19, 2009
Page 2


         Materially Different Disclosure. The material changes in disclosure in the Class I Amendment from Amendment 82 result from the following:

         (a) shares of the New Class do not have any performance; however, as required by Form N-1A, the performance information of Class A shares is included in the Class I Amendment with disclosures that the performance of the Class I shares will be similar since they participate in the same portfolio but will differ given that they have different expenses. (See disclosures on pages 4, 12 and 21 under the section captioned "Past Performance" of the prospectus);

         (b) certain class level fees and expenses for the New Class differ from the class level fees and expenses for the Class A, Class B and Class C shares of the Funds. In particular, the Class I shares will not be subject to any initial or deferred sales charges or to Rule 12b-1 fees. Accordingly, disclosure in Amendment No. 82 relating to sales charges, distribution and service fees is not included in the Class I Amendment. (See disclosure of other fees and expenses on pages 6, 13 and 23 under the section captioned "Fees and Expenses of the Fund" of the prospectus); and

         (d) shares of the New Class will be offered to a different investor base than the Class A, Class B or Class C shares as delineated by higher minimums for initial and subsequent purchases. (See disclosure on pages 28 and 29 under the sections captioned "How to Buy Shares" and "How to Exchange and Redeem Shares," of the prospectus).

         Substantially Identical Disclosure. The sections of the Class I Amendment that contain disclosure substantially identical to disclosure in Amendment 82 are listed below:

o        PROSPECTUS
         o        The Burnham Family of Funds
         o        Burnham Fund
                  o        Portfolio Manager
                  o        Is This Fund For You?
                  o        Investment Objective
                  o        Main Strategies
                  o        How the Fund Selects Securities
                  o        Other Investments
                  o        Main Risks

                                                                      WILMERHALE

U.S. Securities and Exchange Commission
October 19, 2009
Page 3

         o        Burnham Financial Services Fund
                  o        Subadviser
                  o        Portfolio Manager
                  o        Is This Fund For You?
                  o        Investment Objective
                  o        Main Strategies
                  o        How the Fund Selects Securities
                  o        Other Investments
                  o        Main Risks
                  o        Why Invest in Companies in the Financial Services
                           Sector
         o        Burnham Financial Industries Fund
                  o        Subadviser
                  o        Portfolio Manager
                  o        Is This Fund For You?
                  o        Investment Objective
                  o        Main Strategies
                  o        How the Fund Selects Securities
                  o        Other Investments
                  o        Main Risks
                  o        Why Invest in Companies in the Financial Services
                           Sector
         o        Disclosure of Portfolio Holdings
         o        The Investment Adviser
         o        Calculation of Net Asset Value
         o        Short Term Redemption Fee
         o Important Information About Opening a New Account with the Burnham Funds (except with respect to subsections captioned "How to Buy Shares" and "How to Exchange and Redeem Shares")
         o        Transaction Policies
         o Other Policies (except with respect to the subsections captioned "Exchange Privilege" and "Systematic Withdrawal Plan")
         o        Privacy Policy

                                                                      WILMERHALE

U.S. Securities and Exchange Commission
October 19, 2009
Page 4

         o        STATEMENT OF ADDITIONAL INFORMATION
                  o        Burnham Investors Trust
                  o        Investment Techniques and Related Risks
                  o        Investment Restrictions
                  o        Services for Shareholders
                  o Purchases and Redemptions of Shares (except with respect to the subsections captioned "Class I Share Purchases" and "Exemptions from CDSC")
                  o        Taxes
                  o        Trustees and Officers of the Trust
                  o        Portfolio Managers
                  o        Investment Management and Other Services
                  o        Shares of Beneficial Interest
                  o        Brokerage
                  o        Financial Statements
                  o        Appendix
                  o        Exhibit

         There are no problem areas that, in the Trust's view, warrant particular attention, nor are there any new investment techniques, products or methods of distribution (other than the different investor base) covered by the Class I Amendment.

         For the convenience of the staff of the Securities and Exchange Commission, a paper copy of the Class I Amendment, marked for selective review to show the above-referenced instances of materially different disclosure, and a copy of this transmittal letter have been mailed to Mr. Jim O'Conner of the Division of Investment Management.

         If you have any questions or comments concerning the Class I Amendment, please contact me at (617) 526-6440, counsel to the Trust.

Very truly yours,

/s/ Leonard A. Pierce
---------------------
Leonard A. Pierce

Attachments

cc:      Mr. Jim O'Conner (Division of Investment Management)